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                                                                 EXHIBIT (a)(12)

                                                             20(th) January 1999

TO: CITY EDITORS
FOR IMMEDIATE RELEASE

     MISYS PLC -- RECOMMENDED TENDER OFFER FOR C-ATS SOFTWARE INC ("C-ATS")

The Board of Misys plc ("Misys") announces that as at midnight New York City time on 19(th) January 1999, approximately 6.90 million shares of C-ATS common stock (accounting for approximately 96.7 per cent. of C-ATS' share capital) had been tendered into Misys' tender offer. Misys has accepted all such shares for purchase at $7.50 in cash per C-ATS share and the tender offer has therefore now been made unconditional. Settlement for the tendered C-ATS shares will take place on or about 22(nd) January 1999. Misys intends to acquire the balance of the C-ATS shares pursuant to a 'short-form' merger which is expected to be effected during the week commencing 25(th) January 1999.

                                     -ENDS-

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    Enquiries:
    Ross Graham       Corporate Development Director, Misys plc         0171 395 6900
    Simon Borrows     Greenhill & Co., LLC                              0171 440 0400
    Deborah Walter    Gavin Anderson & Company                          0171 457 2345
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